                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 FOOTSTAR, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   344912-10-0
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP

                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 20, 2005
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344912-10-0

                                  SCHEDULE 13D

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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Schultze Asset Management, LLC
         22-3563247
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                      (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES             0
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY            1,117,713
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

   REPORTING            0
                  --------------------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER

     WITH               1,117,713
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,117,713
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IA
--------------------------------------------------------------------------------


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
CUSIP No.  344912-10-0
[ ]
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         George J. Schultze
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)
                                                                      (b)[x]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                                [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
    NUMBER OF     7     SOLE VOTING POWER

     SHARES             0
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY            1,117,713
                  --------------------------------------------------------------
     EACH         9     SOLE DISPOSITIVE POWER

   REPORTING            0
                  --------------------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER

     WITH               1,117,713
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,117,713
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


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
                                  SCHEDULE 13D

Company: FOOTSTAR, INC.                                CUSIP Number: 344912-10-0

ITEM 1. SECURITY AND ISSUER.

      This Amendment No. 1 (the "Amendment No. 1") to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 24, 2004 (the "Original Statement") and relates to the shares of common stock, par value $.01 per share, (the "Common Stock") of FOOTSTAR, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 933 MacArthur Boulevard, Mahwah, New Jersey 07430.

ITEM 2. IDENTITY AND BACKGROUND.

      This Amendment No. 1 is filed by Schultze Asset Management, LLC and George
J. Schultz (the "Reporting Persons").

      Schultz Asset Management, LLC is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and
(iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). Schultze Asset Management, LLC's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. Schultze Asset Management, LLC acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (collectively, the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC has the power to vote and dispose of the Common Stock owned by the Managed Accounts.

      George J. Schultze, a citizen of the United States of America, is the Managing Member of Schultze Asset Management, LLC. George J. Schultze exercises sole voting and investment control over Schultze Asset Management, LLC. George
J. Schultze's business address is 3000 Westchester Avenue,. Purchase, NY 10577.

      This amendment No. 1 reports Schultze Asset Management, LLC's and George
J. Schultze's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

      Managed Account                  Shares of Common Stock of
                                              the Company
                                              -----------

Schultze Master Fund, Ltd.                      1,009,623
AIP Alpha Strategies I Fund                        69,961
Arrow Distressed Securities Fund                   35,729
Peter Schultze                                      2,400
   TOTAL                                        1,117,713

      During the past five years, neither of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 6, 2004, various Managed Accounts acquired 106,000 shares of Common Stock at a price of $3.25 per share. On December 13, 2004, various Managed Accounts acquired 3,425 shares of Common Stock at a price of $3.50 per share. One Managed Account acquired 5,000 shares of Common Stock at a price of $3.65 per share on December 14, 2004, 3,000 shares of Common Stock at a price of $3.75 per share on December 15, 2004, 2,000 shares of Common Stock at a price of $3.95 per share on December 16, 2004, 12,500 shares of Common Stock at a price of $4.488 per share on December 17, 2004, 875 shares of Common Stock at a price of $4.4571 per share on December 22, 2004, and 25,000 shares of Common Stock at a price of $4.25 per share on December 27, 2004. The above series of acquisitions shall hereinafter be referred to as the "December Acquisitions". On February 17, 2005 one Managed Account acquired 20,000 shares of Common Stock at a price of $5.95 per share and a second managed account acquired 2,400 shares of Common Stock at a price of $5.75 per share.

      All funds used to purchase or acquire Common Stock of the Company came directly from investment advisory clients.

ITEM 4. PURPOSE OF TRANSACTION.

      Commencing March 2, 2004, the Company and most of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the United States Bankruptcy Court for the Southern District of New York in White Plains ("Court"). The Chapter 11 cases are being jointly administered under the caption "In re:

Footstar, Inc., et al. Case No. 04-22350 (ASH)" (the "Bankruptcy Case"). The Reporting Persons have been closely monitoring the Bankruptcy Case. To the extent permitted by applicable law, rule and regulation, the Reporting Persons may seek to influence the outcome of the Bankruptcy Case, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Case and (ii) direct and/or indirect communications with other persons, including other shareholders of the Company, in each case for the purpose of attempting to maximize shareholder value.

      The Reporting Persons may hold discussions with management, the board and other shareholders concerning ways of maximizing shareholder value. It is the Reporting Persons' belief that the Company's stock is substantially undervalued. As such, the Reporting Persons may also make proposals to the board, seek to change the composition of, or seek representation on, the board, or solicit proxies or written consents from other shareholders, all with the underlying purpose of increasing shareholder value. In addition, the Reporting Persons may acquire additional shares (i) for investment purposes, (ii) to change or influence the control of the Company, and/or (iii) with a view toward a possible acquisition of the Company.

      In the ordinary course of their business, on behalf of the various Managed Accounts, the Reporting Persons acquired 157,800 shares of Common Stock in the December Acquisitions, purchased 22,400 shares of Common Stock on February 17, 2005, disposed of 7,300 shares of Common Stock on April 11, 2005, disposed of 92,700 shares of Common stock on April 12, 2005, and disposed of 105,900 shares of Common stock on June 20, 2005.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) beneficially own 1,117,713 shares of Common Stock of the Company, which represents approximately 5.5% of the issued and outstanding shares of Common Stock of the Company (based upon the 20,349,976 shares of Common Stock issued and outstanding as reported in the May 2005 Monthly Operating Report, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on June 15, 2005).

(b) In its capacity as investment manager, and pursuant to revocable investment management agreements between Schultze Asset Management, LLC and each Managed Account, Schultze Asset Management, LLC and George J. Schultze (through Schultze Asset Management, LLC) have the power to vote and dispose of the 1,117,713 shares of Common Stock owned by the various Managed Accounts.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Persons during the past sixty (60) days.

(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth opposite such Managed Account in Item 2, above. However, Schultze Asset Management, LLC, as the


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
investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e) Most of the 1,117,713 shares beneficially owned by the Reporting Persons are not owned economically by the Reporting Persons. Separate Managed Accounts have economic ownership of the 1,117,713 shares beneficially owned by the Reporting Persons. Each such Managed Account is the economic owner of less than 5% of the Company's Common Stock outstanding. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Persons and any person or entity.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit I. Joint Filing Agreement by and among Schultze Asset Management, LLC and George J. Schultze, dated as of June 27, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2005

                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By: /s/ George J. Schultze
                                        ---------------------------------
                                    Name: George J. Schultze
                                    Title: Managing Member


                                    /s/ George J. Schultze
                                    -------------------------------------
                                    George J. Schultze

                             JOINT FILING AGREEMENT

      Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them an Amendment No. 1 to Schedule 13D (including any additional amendments thereto) with respect to the common stock, par value $.01 per share, of FOOTSTAR, INC., a Delaware corporation. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Amendment on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  June 27, 2005


                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By: /s/ George J. Schultze
                                        ---------------------------------
                                    Name: George J. Schultze
                                    Title: Managing Member




                                    /s/ George J. Schultze
                                    -------------------------------------
                                    George J. Schultze


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